FORM 25

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF MATURED, REDEEMED
OR RETIRED SECURITIES

The New York Stock Exchange hereby notifies the Securities and Exchange Commission of its intention to remove the entire class of the following security from listing and registration on the Exchange at the opening of business on March 1, 2007, pursuant to the provisions of Rule 12d2-2(a).(1)

Columbia Equity Trust, Inc.
Name of Issuer

Common Stock
Description of Security

This removal is being effected because the Exchange knows or is reliably informed:
(indicate the applicable paragraph below and insert appropriate dates and other details)

[ ] (1) That the entire class of this security was called for redemption, maturity or retirement on ___________; appropriate notice there of was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on _______________.

[ ] (2) That the entire class of this security was redeemed or paid at maturity or retirement on _________________.

[X] (3) That on March 1, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. (Briefly summarize details below)

The merger between Columbia Equity Trust, Inc. and SSPF/CET OP Holding Company LLC became effective on March 1, 2007. Each share of Common Stock of Columbia Equity Trust, Inc. was converted into $19.50 in cash per share, with the exception that any shares owned by Columbia Equity Trust, Inc. or any of its subsidiaries, or by SSPF/CET OP Holding Company LLC, its sole member or any of its subsidiaries, were cancelled and retired.

[ ] (4) That all rights pertaining to the entire class of this security were extinguished on ___________________. (Briefly summarize details below)

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 2, 2007.(2)

THE NEW YORK STOCK EXCHANGE, INC. Name of Exchange

March 1, 2007 Date	By: Oliver T. Carr, III, President Name Title

_________________

(1)   The effective date of removal must be in compliance with the provisions of Rule 12d2-2(a).

(2)   This form of notification of suspension from trading will be considered compliance with the provisions of Rule 12d2-1(a)(1); no further notification is required to be filed in this respect.

NOTE: Form 25 is required to be filed with the Securities and Exchange Commission in duplicate, each copy of which shall be dated and signed by an authorized official of the exchange. If acknowledgment is desired by the exchange, however, the Form should be filed in duplicate; receipt thereof by the Commission will be indicated on one copy and returned to the exchange.

SEC 1654 (8-82)